Exhibit 99.1

NEWS RELEASE

Toronto, August 14, 2024

Triple Flag Completes Acquisition of 3% Gold Streams on Agbaou and Bonikro

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) has completed the previously announced acquisition of 3% gold streams on each of the Agbaou and Bonikro mines operated by Allied Gold Corp. for total cash consideration of US$53 million. Torys LLP acted as legal counsel to Triple Flag on the transaction.

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 204 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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